UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Aurinia Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

05156V102

(CUSIP Number)

ILJIN SNT Co., Ltd.

(Dohwa-dong), 45 Maop-daero, Mapo-gu

Seoul, Korea 121-716

Attention: Young Hwa Kim

+82-2-707-9137

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) ILJIN SNT Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,425,338 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,425,338 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,425,338 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%**
14.	Type of Reporting Person (See Instructions)	CO

* Consists of: (i) 6,758,672 Common Shares held by ILJIN SNT and (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of presently-exercisable warrants.

** Based on (i) 112,807,362 shares outstanding as of July 22, 2020, as reported in the Issuer’s Preliminary Prospectus Supplement dated and filed with the Securities and Exchange Commission on July 22, 2020, plus (ii) 666,666 Common Shares underlying presently-exercisable warrants held by ILJIN SNT, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) ILJIN Semiconductor Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 988,887
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 988,887
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 988,887
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9%*
14.	Type of Reporting Person (See Instructions)	CO

* Based on 112,807,362 shares outstanding as of July 22, 2020, as reported in the Issuer’s Preliminary Prospectus Supplement dated and filed with the Securities and Exchange Commission on July 22, 2020.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) ILJIN Steel Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,621,271
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,621,271
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,621,271
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%*
14.	Type of Reporting Person (See Instructions)	CO

* Based on 112,807,362 shares outstanding as of July 22, 2020, as reported in the Issuer’s Preliminary Prospectus Supplement dated and filed with the Securities and Exchange Commission on July 22, 2020.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) ILJIN C&S Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,425,338 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,425,338*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,425,338 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5% **
14.	Type of Reporting Person (See Instructions) CO

*Consists of: (i) 6,758,672 Common Shares held by ILJIN SNT and (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of presently-exercisable warrants.

** Based on 112,807,362 shares outstanding as of July 22, 2020, as reported in the Issuer’s Preliminary Prospectus Supplement dated and filed with the Securities and Exchange Commission on July 22, 2020, plus (ii) 666,666 Common Shares underlying presently-exercisable warrants held by ILJIN SNT, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) Sae Kyoung Huh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 988,887*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 988,887*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 988,887*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9%**
14.	Type of Reporting Person (See Instructions) IN

* Represents Common Shares held by ILJIN SM.

** Based on 112,807,362 shares outstanding as of July 22, 2020, as reported in the Issuer’s Preliminary Prospectus Supplement dated and filed with the Securities and Exchange Commission on July 22, 2020.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) Chin Kyu Huh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,354,918
	8.	Shared Voting Power 9,046,609 *
	9.	Sole Dispositive Power 3,354,918
	10.	Shared Dispositive Power 9,046,609 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,401,527 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9% ***
14.	Type of Reporting Person (See Instructions) IN

*Consists of: (i) 6,758,672 Common Shares held by ILJIN SNT, (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of presently-exercisable warrants and (iii) 1,621,271 Common Shares held by ILJIN Steel.

** Consists of: (i) 3,354,918 Common Shares held by Mr. Huh, (ii) 6,758,672 Common Shares held by ILJIN SNT, (iii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of presently-exercisable warrants and (iv) 1,621,271 Common Shares held by ILJIN Steel.

*** Based on (i) 112,807,362 shares outstanding as of July 22, 2020, as reported in the Issuer’s Preliminary Prospectus Supplement dated and filed with the Securities and Exchange Commission on July 22, 2020, plus (ii) 666,666 Common Shares underlying presently-exercisable warrants held by ILJIN SNT, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT.

CUSIP No. 05156V102

AMENDMENT NO. 7 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Shares on April 8, 2019, Amendment No. 1 thereto filed on June 4, 2019, Amendment No. 2 thereto filed on November 13, 2019, Amendment No. 3 thereto filed on December 6, 2019, Amendment No. 4 thereto filed on December 9, 2019, Amendment No. 5 thereto filed on December 10, 2019 and Amendment No. 6 thereto filed on December 18, 2019 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 5.   Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated to read as follows:

(a)-(b) The information requested by these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 7 to Schedule 13D.

(c) On June 23, 2020 Iljin SNT sold 79,825 Common Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $16.38 per share. Such shares were sold in multiple transactions at prices ranging from $16.10 to $16.62.  Iljin SNT undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within each such range.

On July 22, 2020 Iljin SNT sold 600,000 Common Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $16.41 per share. Such shares were sold in multiple transactions at prices ranging from $16.00 to $16.75.  Iljin SNT undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within each such range.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

As disclosed in Amendment No. 2 to the Schedule 13D, on September 19, 2016, Iljin SNT entered into a cash-settled total return swap agreement with Shinhan Investment Corporation (“Shinhan”), an investment banking and securities brokerage company headquartered in South Korea, as the counterparty (the “Iljin SNT Swap”).  The Iljin SNT Swap established economic exposure to an aggregate of 1,049,146 common shares of the Issuer. The Iljin SNT Swap has been terminated following sales by Shinhan of all 1,049,146 common shares of the Issuer.

CUSIP No. 05156V102

As disclosed in Amendment No. 2 to the Schedule 13D, on September 6, 2019, Mr. Huh entered into a cash-settled total return swap agreement with Shinhan as the counterparty (the “Huh Swap”).  The Huh Swap established economic exposure to an aggregate of 43,978 Common Shares. The Huh Swap has been terminated following sales by Shinhan of all 43,987 common shares of the Issuer.

The purchase by Mr. Huh of (i) 2,980,892 Commons Shares from NH for KRW 21,566,000,000 described in Item 6 of Amendment No. 6 to the Schedule 13D was completed on December 23, 2019 and (ii) 430,000 Common Shares from NH’s affiliated fund for a purchase price equal to the USD-converted amount of KRW 2,934,000,000 described in Item 6 of Amendment No. 6 to the Schedule 13D was completed on December 27, 2019.

CUSIP No. 05156V102

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2020	ILJIN SNT CO., LTD.

	By:	/s/ Young Hwa Kim
		Name:	Young Hwa Kim
		Title:	Authorized Signatory

ILJIN SEMICONDUCTOR CO., LTD.

	By:	/s/ Young Hwa Kim
		Name:	Young Hwa Kim
		Title:	Authorized Signatory

ILJIN STEEL CO., LTD.

	By:	/s/ Young Hwa Kim
		Name:	Young Hwa Kim
		Title:	Authorized Signatory

ILJIN C&S CO. LTD.

	By:	/s/ Young Hwa Kim
		Name:	Young Hwa Kim
		Title:	Authorized Signatory

/s/ Chin Kyu Huh
Chin Kyu Huh

/s/ Sae Kyoung Huh
Sae Kyoung Huh